GREAT BASIN GOLD LTD.

AMENDED AND RESTATED COMPENSATION OF EXECUTIVE OFFICERS

For the year ended December 31, 2008

Named Executive Officers

For the purposes of this Amended and Restated Compensation of Executive Officers, "Named Executive Officer" or “NEO” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of December 31, 2008 and whose compensation including bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been required except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. References to “Executive Officers” include Named Executive Officers.

Summary Compensation Table

Name and principal Position (a)	Year (b)	Salary ($) (c)	Share- based awards ($) (d)	Option- based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compensation ($) (h)	Total compensation ($) (i)
					Annual incentive plans (f1)	Long term incentive plans (f2)
Ferdinand Dippenaar CEO	2008	464,757	0	680,000(1) 172,536(2) (4)	0	0	42,479	0	1,359,772
Lourens A. van Vuuren CFO	2008	194,337	0	151,800(1) (3) 64,864(2)	0	0	19,737	0	430,738
Johan G. Oelofse COO	2008	330,668	0	277,725(1) 111,614(2)	0	0	30,756	0	750,763
Dawid J. Mostert VP Human Capital	2008	206,567	0	103,155(1) 75,845(2)	0	0	41,831	0	427,398
Willem J.P. Beckmann VP Business Services	2008	181,522	0	160,770(1) 63,259(2)	0	0	19,599	0	425,150

Notes:

(1)

The 2008 Annual share option allotments were granted April 10, 2008, however, due to the substantial decline in the Company's share price in the latter part of 2008 following the global financial crisis, employees other than the CEO were allowed to elect to cancel unexercised employee share options (including the April 2008 award) above $1.50 and receive a new allocation of options equal to 50% of the number of cancelled options at a price of $1.25. These options will vest over a 24 month period. The allocation of these options was concluded on January 12, 2009. The CEO (along with the directors) was afforded the opportunity to elect to cancel unexercised share options issued at above $1.50 and receive a new allocation of options equal to 50% of the number of cancelled options at a price of $1.49 vesting over a 24 month period. The allocation of the latter options was concluded on April 10, 2009. These amounts reflect the estimated fair value of share options granted in the fiscal 2008 as determined using the Black Sholes model with the following assumptions: for the CEO and directors- 76.10% volatility, 3.13 % risk-free interest rate which equates to a fair value of $1.00 per option, and for the other Named Executive Officers – 84.20% volatility, 2.37% risk-free interest rate which equates to a fair value of $0.79 per share option. The value as reflected in the “Option Based Award”

column is not indicative of whether the Named Executive Officers and directors will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains Directors and Named Executive Officers.

(2)

The 2008 annual bonuses of Executive Officers were granted in share options in lieu of cash payments to preserve the cash flow of the Company. The annual bonuses represent 30% of total income and are prorated for the period of employment in the year and weighted 40% to individual performance and 60% to Company performance, in accordance with the Company’s Reward Philosophy. The bonus for every Executive Officer was converted into share options by dividing the bonus value by the issue price of $1.25 per share option and matching the resulting number of share options by an equal number of share options by the Company

(3)

Mr van Vuuren commenced employment with the Company effective March 3, 2008, he therefore only qualified for a pro rata portion of his 2008 bonus. He was allocated the initial engagement share options in terms of the Company’s Reward Philosophy and elected to participate in the cancellation of these share options as set out in foot note (1) above. Mrs. Smit, the previous Chief Financial Officer, resigned effective December 31, 2007.

(4)

Mr. Dippenaar (along with the directors) was afforded the opportunity to elect to cancel all unexercised share options issued at above $1.50 and receive a new allocation of options equal to 50% of the number of cancelled options at a price of $1.49 vesting over a 24 month period. The allocation of the latter options was concluded on April 10, 2009. These amounts reflect the estimated fair value of share options granted in the fiscal 2008 as determined using the Black Sholes model. These are not indicative of whether the Named Executive Officers and directors will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains Directors and Named Executive Officers.

Compensation Discussion and Analysis

Significant Elements of Compensation awarded to, earned by, paid to, or payable to Executive Officers for the most recently completed financial year

The Company’s reward philosophy is to consider the total reward package needed to meet the differing roles within the Company whilst ensuring external competitiveness and internal relativity. The Company’s total reward package comprises a mixture of cash and non-cash elements designed to attract and retain high quality personnel and to reward successful performance at all levels. We want to engage our employees to such a degree that they willingly work for us rather than another organisation that can afford to offer better tangible rewards. The goal is for the Company to be perceived within the industry as a preferred company of employment in all aspects of employment and to meet the expectations of employees and to develop our employees to fulfill their aspirations of growth within the company along defined career paths developed in conjunction with the employees. To this end we will regularly reevaluate our reward programmes recognising competitive factors that may impact on achieving responsible delivery towards corporate objectives. All remuneration is based on total monthly earnings which are broken down into the various components based on the compensation structuring option taken by the respective employees. The different components that are elective within the monthly earnings are: Health care benefits and retirement funding with the contribution value of the latter being determined by the individual electing either 10, 15 or 20% of base salary.

The following example reflects principles on which the Executive Officers of the Company are compensated in accordance with the Company’s Reward Philosophy:

Position	% BP(1)	%VP(2)	Variable Pay
Strategic Committee	30	70	Annual Bonus 30%	Share Option Value 40%

Notes:

(1)	Base pay (BP) – is the overall remuneration to the individual per annum based on market and industry trends.
(2)	Variable pay (VP) - is based on 30% annual bonus and 40% on share option allocations. This year the annual bonus was converted to share options to preserve cash flow.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The Company currently has no share based awards.

Option-Based Awards

	Option-based Awards
Name (a)	Number of Securities underlying unexercised options (b)	Option exercise price ($) (c )	Option expiration date (d)	Value of unexercised in-the- money-options (1) (e)
Ferdinand Dippenaar CEO	400,000 254,800 680,000 690,000	$1.14 $1.25 $1.49 $1.75	Dec 31, 2010 Dec 11, 2013 April 12, 2014 Feb 11 ,2014	172,000 81,536 54,400
Lourens A. van Vuuren CFO	333,326 300,000	$1.25 $1.75	Dec 11, 2011 Feb 11, 2012	106,664
Johan G. Oelofse COO	591,220 370,000	$1,25 $1.75	Dec 11, 2011 Feb 11, 2012	189,190
Dawid J. Mostert VP Human Capital	277,740 270,000	$1.25 $1.75	Dec 11, 2011 Feb 11, 2012	88,877
Willem J.P. Beckmann VP Business Services	339,960 220,000	$1.25 $1.75	Dec 11, 2011 Feb 11, 2012	108,787

Note:

(1)	The closing price of $1.57 as at December 31, 2008 was used to determine “in-the-money” share options

Incentive plan awards - value vested or earned during the year

Name	Option based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ferdinand Dippenaar CEO	300,510	Nil	Nil
Lourens A. van Vuuren CFO	Nil	Nil	Nil
Johan G. Oelofse COO	556,000	Nil	Nil
Dawid J. Mostert VP Human Resources	Nil	Nil	Nil
Willem J.P. Beckmann VP Business Services	Nil	Nil	Nil

Pension Plan Benefits

Defined Contribution Plans

Name (a)	Accumulated value at state of year ($) (b)	Compensatory ($) (c)	Non-compensatory ($) (d)	Accumulated value at year end ($) (e)
Ferdinand Dippenaar CEO	49,760	42,479	0	92,951
Lourens A. van Vuuren CFO	0	15,871	0	15,871
Johan G. Oelofse COO	37,849	30,756	0	70,292
Dawid J. Mostert VP Human Capital	56,585	41,831	0	102,691
Willem J.P. Beckmann VP Business Services	24,580	19,599	0	43,780

Termination and Change of Control Benefits

Written employment contracts between the Company and Mr. Dippenaar, the President and Chief Executive Officer and the Executive Officers of the Company, were recommended by the Compensation committee and approved by the Board on February 27, 2008. The employment contracts provide for compensation payable under certain circumstances in the event of resignation or termination of employment of the Executive Officers’ employment or from a change of the Executive Officers’ responsibilities following a change in control, inclusive of the following:

  The payment of annual holiday leave of 30 calendar days as well as payment in lieu of three months notice period.

  Severance on termination without cause or resignation for good cause after change of control, including a lump sum equal to twelve months annual salary and outplacement cost.

  In all instances all accumulated benefits due to the employee, such as travel claims and unpaid leave will be paid out.

     Amounts payable on change of control, assuming change of control occurred on December 31, 2008

Name	Total ($)
Ferdinand Dippenaar CEO	1,104,961
Lourens A. Van Vuuren CFO	410,080
Johan G. Oelofse COO	556,093
Dawid J. Mostert VP Human Capital	438,495
Willem J.P. Beckmann VP Business Services	325,501

Other than the detail set out in this Amended and Restated Compensation of Executive Officers, there are no compensatory plans or arrangements with respect to any Named Executive Officer.

Compensation Committee Disclosure

The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation of the directors and Executive Officers of the Company. Specifically, this Committee has been empowered to recommend to the Board of Directors the form and amount of compensation to be paid to its directors for services on the Board and/or the Board Committees. The Committee reviews director compensation at least annually. The Compensation Committee, in addition, is responsible to evaluate the performance of the President and Chief Executive Officer of the Company and recommends to the Board of Directors the compensation level of the President and Chief Executive Officer; to review the compensation levels of the Executive Officers of the Company and report thereon to the Board of Directors; to grant share options to directors, officers and employees of the Company; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the share option and other option-based compensation plans of the Company; to review management’s strategy for succession planning, and to consider any other matters which, in the Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s Executive Officers.

We use third-party compensation surveys to compare our pay levels and practices, including base pay, annual cash incentives and long term incentives, to our peers. The most recent survey we used is the Mining Industry Salary Surveys Corporate Report. We look mainly at North-American and African Junior Gold Producers with whom we compete for talent.. It should be noted however that we do not know the extent to which our peers participate in the surveys and benchmark each position. The peer group is modified in some cases to better reflect geographical location, mergers and acquisitions and exploration, development and production stage.

The compensation of what we perceive to be a widely defined peer group of near term and intermediate producers is reviewed annually by the Compensation Committee for continued

relevance. In 2008 our executive peer group comprised up to 18 companies, including the following publically traded companies:

Africo Resources Ltd. Agnico-Eagle Mines Limited ArcelorMittal Mines Canada Aurizon Mines Ltd. B2Gold Corp. Cameco Corporation	Capstone Mining Corp. Endeavour Silver Corp. Etruscan Resources Inc. Goldcorp Inc. IAMGOLD Corporation North American Palladium Ltd.	Northgate Minerals Corporation Semafo Inc. Shore Gold Inc. St. Andrew Goldfields Ltd. Yamana Gold Inc. Yukon Zinc Corporation

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Executive Officers of the Company although the Compensation Committee guides it in this role. Taking into consideration the recommendation of the Compensation Committee, the Board determines the type and amount of compensation for the President and Chief Executive Officer and the other Executive Officers. In addition, the Compensation Committee reviews and the Board approves the methodology utilized by the Company for setting salaries of employees throughout the organization. The Company’s Compensation Committee tracks independent competitive market information on compensation levels for the Company’s Executive Officers. Except for the Chairman, the Officers of the Company serve the Company on a full-time basis and they are compensated accordingly by the Company.

Philosophy and Objectives

The compensation program for the Executive Officers of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective Executive Officers;
(b)	motivating the short and long-term performance of these Executive Officers; and
(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its Executive Officers, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective Executive Officers. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Company’s primary objective is to achieve certain strategic objectives and milestones which are translated into individual objectives and milestones for Executive Officers. The Compensation Committee considers executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and similarly, the individual Executive Officers achieving their objectives and milestones. The amount of bonus for each Executive Officer reflects his management experience, continued high performance and service to the Company. Key elements of compensation that depend on the Executive Officer’s performance include:

  A discretionary cash bonus that is based upon an assessment of his performance against pre-determined qualitative and quantitative measures within the context of the Company’s overall performance measured both by share price and progress in the underlying fundamental progress at the principal mining projects; and

  Equity incentive compensation in the form of stock options, the value of which is contingent on the performance and contribution by each Executive Officer to the overall strategy and objective of the Company.

During 2008 the strategy and objectives of the Company used in developing the individual objectives for each Executive Officer and measurement of actual performance, included:

  Safety performance of the Company. The Company’s overall safety statistics for lost time incidents in 2008 were comparable with those of other U.S. and South African mining companies, even with an increase of staff and activity level at the Company’s projects to more than double over the year, from 110 to 300 full-time employees;

  Progress in development of the Hollister Project. Developments include the renewal of key trial mining permits in Nevada, material advances in project feasibility work, resulting in a significant increase in mineable ounces at the Hollister Project, delivery of early stage production at Hollister (80,000 ounces) and the ramping-up of the production profile to 120,000 ounces per annum in addition to securing a long-term metallurgical process solution;

  Progress in development at the Burnstone Project. Developments include moving through key milestones such as obtaining “New Order” mining rights, ensuring that significant capital sub-projects, such as the vertical shaft and the metallurgical plant, are delivered in time and on budget, a 19% increase in the production profile and ensuring pro-active delivery on the Social and Labor Plan components to sustain the mining right;

  Cash preservation. In 2008 the Senior Secured Notes were issued in the midst of a world-wide financial crisis, thus ensuring the Company had sufficient cash resources. In addition, G&A expenses were reduced as a percentage of expenditures; and

  Introduction of integrated systems, processes and structures. The Company introduced succession management and good governance processes in areas such as Corporate Social Investment that will enhance the sustainability of the Company at both corporate and operational levels.

Equity Participation

The Company believes that encouraging its Executive Officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s share option plan. Share options are initially granted to Executive Officers on engagement and thereafter further share options are granted taking into account a number of factors, including the base salary and competitive factors. At least annually, the Compensation Committee is to review the granting of share options to management and employees. Options vest on terms established by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for Executives Officers so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are determined in part based on independent market survey data. The annual bonuses represent 30% of total compensation and are prorated for the period of employment in the year and weighted 40% to individual performance and 60% to Company performance, in accordance with the Company’s Reward Philosophy. The Chief Executive Officer’s bonus for 2008 was converted into share options by dividing the bonus by the issue price of $1.25 per option and matching the resultant number of share options by an equal number of options by the Company.

At least annually, the Compensation Committee is to review the grants of share options to management and employees. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the interests of the Chief Executive Officer with the interests of shareholders. The quantum of the annual grant is calculated by annual cost to company value multiplied by a factor of 2.5 multiplied by the % performance rating divided by the relevant 5 day volume weighted average price on the TSX.

The Chief Executive Officer is engaged directly and compensated by the Company.

Compensation of Directors

Directors are compensated with a base annual fee of $45,000 and receive $3,000-$5000 additional fees for serving as committee chairmen (and as the Chairman of the Board). The Chief Executive Officer (Mr. Dippenaar) receives no compensation, in addition to his executive compensation, for serving on the Board. The option value is not indicative of whether the director will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains. . The table below shows cash fees paid and the monetary amount estimated using the Black-Scholes option pricing model for the value of options granted using the input parameter described in the note to the table:

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c )	Option-based awards(1) ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
P.R. Cooke	$45,000	0	$180,000	0	0	0	$225,000
T.B. Coughlan	$48,000	0	$270,000	0	0	0	$318,000
D.M.S. Elliott	$50,000	0	$180,000	0	0	0	$230,000
H.W. Kirk	$48,000	0	$210,000	0	0	0	$258,000
S.A. Nkosi	$45,000	0	$240,000	0	0	0	$285,000
W.T. Segsworth	$45,000	0	$250,000	0	0	0	$295,000
R.W. Thiessen	$50,000	0	$370,000	0	0	0	$420,000

Note:

(1)

The 2008 annual share option allotments to directors were granted on April 10, 2008. Directors were also afforded the opportunity to elect to cancel unexercised directors share options issued at above $1.50 (including the April 10, 2008 award) and receive a new allocation of options equal to 50% of the cancelled options vesting over a 24 month period which were granted on December 11, 2008 and priced on April 10, 2009 at a price of $1.49 in order to comply with TSX requirements. These amounts reflect the estimated fair value of share options granted in the fiscal 2008 as determined using the Black Sholes model with the following assumptions: 76.10% volatility, 3.13 % risk-free interest rate which equates to a fair value of $1.00 per share option. These are not indicative of whether the directors will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains directors.

Option Based Awards

Option-based Awards
Name	Number of securities underlying unexercised options (3) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)
P.R. Cooke	90,000 90,000 110,000	$2.45 $2.68 $3.60	Nov 08, 2011 Apr 18, 2012 Apr 10, 2013	130,500 121,500 221,100
T.B. Coughlan	220,000 90,000 110,000	$2.45 $2.68 $3.60	Apr 30, 2011 Apr 18, 2012 Apr 10, 2013	319,000 121,500 221,100
D.M.S. Elliott	90,000 90,000 110,000	$2.45 $2.68 $3.60	Apr 30, 2011 Apr 18, 2012 Apr 10, 2013	130,500 121,500 221,100
H.W. Kirk	90,000 90,000 110,000	$2.45 $2.68 $3.60	Apr 30, 2011 Apr 18, 2012 Apr 10, 2013	130,500 121,500 221,100
S.A. Nkosi	90,000 90,000 110,000	$2.45 $2.68 $3.60	Apr 30, 2011 Apr 18, 2012 Apr 10, 2013	130,500 121,500 221,100
W.T. Segsworth	90,000 90,000	$2.45 $2.68	Apr 30, 2011 Apr 18, 2012	130,500 121,500

	Option-based Awards
Name	Number of securities underlying unexercised options (3) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)
	135,000	$3.60	Apr 10, 2013	271,350
R.W. Theissen	135,000 135,000 148,500	$2.45 $2.68 $3.60	Apr 30, 2011 Apr 18, 2012 Apr 10, 2013	195,750 182,250 298,485

Incentive plan awards – value vested or earned during the year

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
P.R. Cooke	56,700	Nil	Nil
T.B. Coughlan	230,500	Nil	Nil
D.M.S. Elliott	127,800	Nil	Nil
H.W. Kirk	127,800	Nil	Nil
S.A. Nkosi	127,800	Nil	Nil
W.T. Segsworth	127,800	Nil	Nil
R.W. Theissen	191,700	Nil	Nil

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on December 31, 2003 to December 31, 2008 with the total cumulative return on the Toronto Stock Exchange (“TSX”) Gold Index.

The current Executive Officers were appointed to Company from December 2005 and accordingly a comparison of their compensation to stock performance for the periods before then is not appropriate. Since the time of the appointments of the Company’s Executive Management, the Company’s share performance has been more or less in line with the S&P TSX Gold Index (“Gold Index”).

Although not fully comparable due to changes in accounting for and reporting of the compensation of Executive Officers (“Executive Compensation”), such compensation can be said to have increased for the Executive Officers during the 2006 to 2008 period. The cash compensation for the CEO has increased from $547,761 in 2006 ($442,000 + $105,760 bonus) to $669,989 in 2007 ($509,989 + 160,000 bonus) but in 2008 cash constraints reduced cash compensation to $464.457 (a bonus of $172,536 was paid in options, not cash). Comparisons for the other Executive Officers (Messrs van Vuuren, CFO, Mr. Oelofse, COO, Mr. Beckmann, VP, and Mr. Mostert, VP, show a similar trend. During 2006 until mid 2008 the Company’s share price was increasing along with its peers. During late 2008 the share price declined dramatically along with the Gold Index, however, the Company did not believe it appropriate to reduce Executive Compensation in the line with the decline in share price as it considers these events anomalous. Based on corporate performance measured by the steady progress at the principal projects and the maintenance of solvency, the Company’s compensation committee is satisfied that Executive Compensation reflects underlying Executive Officers’ performance which will be reflected in the longer term as the Hollister and Burnstone projects come into operation.